Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	October 20, 2003

Warrants Exercised to Underwrite Rio Luna Drill Program

Dr. Peter Bradshaw, P.Eng, President of First Point Minerals Corp. (TSXV:FPX) is pleased to announce that 750,000 Share Purchase Warrants at $0.30 have been exercised by long term investors in order to advance exploration at Rio Luna as rapidly as possible. The proceeds, totaling $225,000, will be used to fund the initial drill program at the Rio Luna Gold Project in Nicaragua. As previously announced, the Company has made application for the required drill permit and will commence drilling upon receipt of this permit, which is anticipated to be in the next few weeks.

Fluid inclusion analyses recently completed on the Rio Luna Gold Project show that:- 1) the veins are representative of shallow, low-sulphidation epithermal vein systems; 2) estimated temperatures, salinities and depth all fall in the expected range for epithermal deposits; 3) native gold was observed in one sample. This information supports the earlier conclusion based on field evidence that the high grade “productive horizon” can be anticipated at relatively shallow depths, and will be the target of the drill program.

To date, First Point’s exploration team has identified a total of 8.8 km of strike length in several vein systems at the Rio Luna Gold Project. This includes the Paraiso vein system where the average grade of 34 trenches is 2.5 g/t gold over 2.6 meters with values as high as 21.1 g/t gold over 2 meters true width, and the El Rodeo vein where the samples of all 7 trenches to date averaged 4.4 g/t gold over 2.1 meters with values as high at 15.4 g/t gold over 2.5 meters. A map of the Rio Luna Gold Project area and earlier news releases detailing the trench results can be viewed on the Company’s web site at www.firstpointminerals.com.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.